China United Insurance Service, Inc.

7F, No. 311, Section 3.

Nan-King East Road

Taipei City, Taiwan

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549-7010

Attention: Mr. Jim B. Rosenberg

January 25, 2018

Via EDGAR

Re:	Form 10-K for the Year Ended December 31, 2016,

Filed March 15, 2017,

File No. 000-54884

Dear Mr. Rosenberg:

We refer to your letter dated December 26, 2017 (the “Comment Letter”) containing comments by the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 10-K for the Year Ended December 31, 2016 and the Interim Report on Form 10-Q for the Periods Ended June 30, 2017 of China United Insurance Service, Inc. (the “Company”).

Background

The Comment Letter stated the position of the Staff that the Company’s acquisition (the “Transaction”) of Genius Holdings Financial Limited (“GHFL”) should have been accounted for as an asset acquisition rather than the acquisition of a business, in accordance with ASC 805-10-55. Based on the Comment Letter, the Company, in consultation with its independent outside accountants, has reassessed the accounting treatment it applied to the Transaction and agrees with the Staff that the Transaction should more appropriately be considered an asset acquisition of GHFL’s 15.64% interest in Genius Insurance Broker Co., Ltd. (“Genius Broker”). In determining its previous accounting treatment of the Transaction, the Company had no intention to mislead investors or other persons reviewing its financial statement and the judgments originally applied to determine whether the Transaction is a business or asset acquisition constituted an unintentional error.

Materiality assessment

The Company refers to Staff Accounting Bulletin No. 99 (“SAB 99”) which provides guidance and the Staff’s view that registrants and auditors should not exclusively rely on any percentage or numerical threshold to determine whether misstatements are material to financial statements and that materiality concerns the significance of an item to users of a registrant’s financial statements, and that a matter is “material” if there is substantial likelihood that a reasonable investor would consider it important. The Company has evaluated following materiality assessments to determine whether the misstatements are material to the financial statement for the periods ended December 31, 2015 and 2016 and September 30, 2017 (collectively, the “Financial Statements”).

The tables below set forth the impact of the change in accounting treatment to consolidated balance sheets and statements of operations and other comprehensive income (loss) contained in the Financial Statements:

	As of and for year ended 12/31/2015				As of and for year ended 12/31/2016
	As reported	As adjusted	Amount of Misstatement	% Impact	As reported	As adjusted	Amount of Misstatement	% Impact
Consolidated Balance Sheets

Goodwill	2,071,491	31,651	2,039,840	98.5%	2,071,491	31,651	2,039,840	98.5%

Total assets	39,401,816	37,361,976	2,039,840	5.2%	51,407,543	49,367,703	2,039,840	4.0%

Retained earnings	1,808,665	(231,175)	2,039,840	112.8%	3,286,562	1,246,722	2,039,840	62.1%

Stockholders’ equity attribute to parent’s shareholders	11,671,676	9,631,836	2,039,840	17.5%	14,575,988	12,536,148	2,039,840	14.0%

Consolidated Statements of Operations and Other Comprehensive Income/(Loss)

General and administrative	12,675,171	14,715,011	(2,039,840)	(16.1)%	13,852,277	13,852,277	-	-

Net income (loss)	2,701,125	661,285	2,039,840	75.5%	5,019,583	5,019,583	-	-

Net income (loss) attribute to parent’s shareholders	1,077,927	(961,913)	2,039,840	189.2%	2,892,155	2,892,155	-	-

Earnings per share:

Basic	0.037	(0.033)	n/a	189.2%	0.098	0.098	-	-

Diluted	0.035	(0.033)	n/a	189.2%	0.095	0.095	-	-

	As of and for three months ended 03/31/2017				As of and for six months ended 06/30/2017				As of and for nine months ended 09/30/2017
	As reported	As adjusted	Amount of Misstatement	% Impact	As reported	As adjusted	Amount of Misstatement	% Impact	As reported	As adjusted	Amount of Misstatement	% Impact
Unaudited Consolidated Balance Sheets

Goodwill	2,071,491	31,651	2,039,840	98.5%	2,071,491	31,651	2,039,840	98.5%	2,071,491	31,651	2,039,840	98.5%

Total assets	49,227,142	47,187,302	2,039,840	4.1%	48,983,681	46,943,841	2,039,840	4.2%	51,132,862	49,093,022	2,039,840	4.0%

Retained earnings	4,152,250	2,112,410	2,039,840	49.1%	5,804,053	3,764,213	2,039,840	35.1%	6,663,807	4,623,967	2,039,840	30.6%

Stockholders’ equity attribute to parent’s shareholders	16,701,244	14,661,404	2,039,840	12.2%	18,721,318	16,681,478	2,039,840	10.9%	20,077,289	18,037,449	2,039,840	10.2%

Unaudited Consolidated Statements of Operations and Other Comprehensive Income/(Loss)

General and administrative	3,352,440	3,352,440	-	-	7,006,304	7,006,304	-	-	10,714,341	10,714,341	-	-

Net income (loss)	2,020,799	2,020,799	-	-	4,509,827	4,509,827	-	-	6,486,964	6,486,964	-	-

Net income (loss) attribute to parent’s shareholders	1,336,345	1,336,345	-	-	3,324,733	3,324,733	-	-	4,632,380	4,632,380	-	-

Earnings per share:

Basic	0.045	0.045	-	-	0.113	0.113	-	-	0.157	0.157	-	-

Diluted	0.044	0.044	-	-	0.109	0.109	-	-	0.152	0.152	-	-

The Company points out to the Staff that, as disclosed above, although the impact of the change in accounting treatment was considerable as of and for the year ended December 31, 2015 and continued to have an impact on the balance sheets in all subsequent periods, it has no impact on the income statements in subsequent periods, specifically including net income and earnings per share. The Company believes that these income statement line items are of particular importance to investors in making their investment decisions.

In addition, as compared with the same line items in the Company’s audited financial statements as of and for the year ended December 31, 2014, the “as adjusted” line items generally reflect an improvement in the Company’s financial position and results of operations as of and for the year ended December 31, 2015.

	As of and for year ended 12/31/2015	As of and for year ended 12/31/2014
	As adjusted	As reported	% Impact
Consolidated Balance Sheets

Goodwill	31,651	31,651	0.00%

Total assets	37,361,976	32,336,764	15.54%

Stockholders’ equity attribute to parent’s shareholders	9,631,836	7,429,305	29.65%

Net income (loss)	661,285	(42,726)	(1647.73)%

Net income (loss) attribute to parent’s shareholders	(961,913)	(908,132)	5.92%

This comparison demonstrates that, among other line items:

* The amount of Goodwill remains unchanged at $31,651;

* The amount of Total assets increased from $32,336,764 in 2014 to $37,361,976 (an increase of over 15%)

* The amount of Stockholders equity attributable to parent’s shareholders increased from $7,429,305 to $9,631,836 (an increase of over 29%);

* The amount of Net income (loss) increased from a loss of $42,726 to income of $661,285 (an improvement of $704,011); and

* The amount of Net loss attributable to parent’s shareholders increased from $908,132 to $961,913, an increase of just over 5%).

This shows an improvement in the Company’s results, even on an as adjusted basis, in 2015, a tendency that was continued in both 2016 and the first six months of 2017.

Among the key criteria for determining materiality and whether a complete restatement is called for are the following:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatement does not arise as an item of imprecise measurement or from a change in estimate. Rather, the misstatement resulted from an error of judgment applied in determining that the GHFL Transaction should be treated as a business acquisition. The Company now agrees that this treatment was not appropriate and is accounting for the GHFL Transaction as an asset acquisition.

•	Whether the misstatement masks a change in earnings or other trends

The correction of the misstatement produced a significant effect on the Company’s previous Financial Statements of operations and other comprehensive income or balance sheets and leads to a change in net income to a loss for the year ended December 31, 2015, which in turn resulted in a decrease in earnings per share. However, as shown in the table above, the Company believes that the impact of the error in accounting treatment of the Transaction was a one-off event and the misstatement has no effect on the Company’s gross profit for its business operation in the insurance agency and brokerage business filed.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The misstatement does not hide any failure to meet shareholders or analysts’ expectations for the Company. The Company and its securities are not covered by analysts, and the change in accounting treatment, therefore, cannot impact any analyst’s expectations. The Company does not believe that the acquisition of GHFL, as one-off transaction, would be a key factor considered by shareholders or analysts in assessing the financial strength of the Company as it has no impact on the Company gross profit and main business line. Moreover, it does not change the Company’s position and accounting treatment in the 15.64% interest in Genius Broker which is still considered to be a cost method investment.

•	Whether the misstatement changes a loss into income or vice versa

The correction of the misstatement changes an income into loss for the year ended December 31, 2015 only, and has no impact on subsequent periods. The misstatement results in an increase the Company’s general and administrative expense from $12,675,171 to $14,715,011 since the excess purchase price would be considered as a compensation cost to Mr. Li rather than goodwill for the year ended December 31, 2015. As a result, the Company’s net income position of $1,077,927 changes to net loss of $(961,913), which causes a reduction of $2,039,840 in goodwill, retained earnings, and stockholder’s equity attribute to parent’s shareholders as of December 31, 2015.

The impact of the adjustment has no effect on the statements of operations after the year ended December 31, 2015. However, the balance sheet items including goodwill, retained earnings, and stockholder’s equity attribute to parent’s shareholders would decrease by $2,039,840 in all reported periods from December 31, 2015 to September 30, 2017. The Company believes that the misstatement’s impact on these financial position line items has continued to be material.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The Company is managed and reviewed its business as three operating segments (Taiwan, China and Hong Kong). The business of AHFL and its subsidiaries (including GHFL) in Taiwan is managed and reviewed as Taiwan segment. Taiwan segment information will need to be adjusted accordingly.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

The correction of the misstatement does not affect the Company’s compliance with regulatory requirements and regulatory compliance matters.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The correction of the misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

As previously discussed, the excess purchase price is considered to be the compensation to Mr. Li. Except for the compensation to Mr. Li, the correction of the misstatement does not result in any change in management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.

The misstatement does not involve concealment of an unlawful transaction nor was it a result of an intentional error. As previously stated, the Company understands that it is caused by a different judgment applied in determining the transaction is that of a business or asset acquisition.

In addition, the Company has evaluated and compared the shareholding, trading volume and share price upon prior to and post to the 8K filing of the acquisition and the 10-Q and believes that there was negligible effect on the market reaction to this transaction as follows:

•	At the time of the GHFL acquisition, total issued shares outstanding were 29,100,503. Out of the total outstanding shares, 22,811,476 shares (representing 78.4 % of the total outstanding shares) were subjected to lock-up term or restricted to trade in the marketplace pursuant to Rule 144. Hence, only 6,289,027 shares (representing 21.6% of the total outstanding shares) were freely tradable in the marketplace and were owned by 13 entities and/or individuals. (The lock-up term is set forth in the AHFL acquisition agreement, please refer to the 8K filing dated August 24, 2012 at https://www.sec.gov/Archives/edgar/data/1512927/000114420412047985/v322393_8k.htm.

•	The average daily trading volume and average daily share price for the 60-day trading period prior to and post February 18, 2015, the date that the Company filed a form 8-K announcing the acquisition of GHFL, are as set forth below:

	Prior to 2/18/2015	Post 2/18/2015
average daily trading volume, share	38	30
average daily share price (in USD)	12.67	12.61

•	The average daily trading volume and average daily share price for the 60-day trading period prior to and post May 18, 2015, the date that the Company filed a form 10-Q for period ended March 31, 2015, are as below:

	Prior to 5/18/2015	Post 5/18/2015
average daily trading volume, share	13	30
average daily share price (in USD)	11.84	12.58

(Note: Above average daily trading volume and share price has been calculated based on Nasdaq’s information. The related information may be found at: http://www.nasdaq.com/symbol/cuii/historical)

Conclusion

Based on the analysis set forth above, the Company believes that, although the misstatement may be deemed to have a material impact to the consolidated Financial Statements as a whole as of and for the year ended December 31, 2015 and on the consolidated balance sheets contained in the Financial Statements for the subsequent periods. However, as previously indicated, the misstatement was not a result of an intentional misstatement and, was not made to conceal any unlawful transactions or accounting events. Therefore, the Company believes that a revision to the Financial Statements and other financial information to be included in its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 10-K”) would be the appropriate remedial measures to provide this revised information to the market and would be sufficient for the protection of investors. The Company hereby commits to include such restatement in its 2017 10-K.

Sincerely,

/s/ Chuang Yung Chi
Chuang Yung Chi
Chief Financial Officer

Cc: Jack I. Kantrowitz, Esq., DLA Piper LLP (US)